

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Jason Remillard
Chief Executive Officer
Data443 Risk Mitigation, Inc.
101 J Morris Commons Lane, Suite 105
Morrisville, NC 27560

> **Re: Data443 Risk Mitigation, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 28, 2020**
> **File No. 333-251752**

Dear Mr. Remillard:

We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

General

1. Generally, securities issued in a private transaction may not be registered for resale pursuant to Rule 415 until after the private placement is completed. In this regard, we note the cover page language indicating the shares being registered "may be purchased by Triton Funds, L.P." pursuant to the Common Stock Purchase Agreement. Triton Funds does not appear to be irrevocably bound to purchase the securities because there are conditions to closing that are within the investor's control. Section 2.3(v) of the Common Stock Purchase Agreement provides that the obligations of the investor are subject to the condition that the "Minimum Closing Price is met on the date Investor receives the Purchase Notice Shares as DWAC Shares by custodian" and such Minimum Closing Price is defined elsewhere in the agreement as a closing price "equal to or greater than $0.009."

Therefore registration of the shares for resale by Triton Funds is not permitted under Rule 415 until the private placement has been completed. For guidance, refer to Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology